Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-136713
A filing fee of $18,944, calculated in accordance with Rule 457(r), has been paid to the SEC in accordance with the offering of shares of common stock by means of this prospectus supplement and accompanying prospectus.

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 18, 2006)

5,000,000 Shares

Common Stock

We are offering 5,000,000 shares of common stock, no par value.

Our common stock trades on the New York Stock Exchange, or NYSE, under the symbol “PNM.” On December 6, 2006, the last reported sale price of our common stock on the NYSE was $30.79 per share.

Investing in our common stock involves risk. See “Risk Factors” on page S-6 of this prospectus supplement.

	Per Share	Total

Price to the public	$30.79	$153,950,000
Underwriting discounts and commissions	$1.078	$5,390,000
Proceeds to PNM Resources, Inc. (before expenses)	$29.712	$148,560,000

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 5,000,000 shares of common stock in this offering. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about December 12, 2006.

Joint Book-Running Managers

Lehman Brothers	Merrill Lynch & Co.	Morgan Stanley

Co-Managers

Banc of America Securities LLC	Citigroup

JPMorgan	Robert W. Baird & Co.	RBC Capital Markets	Wachovia Securities

December 6, 2006

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read this entire prospectus supplement as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us, or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to “PNMR,” “PNM Resources,” “we,” “our” and “us” refer to PNM Resources, Inc. and its subsidiaries on a consolidated basis.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements made in this prospectus supplement and other documents that we file with the Securities and Exchange Commission (the “SEC”) that relate to future events or our expectations, projections, estimates, intentions, goals, targets and strategies, are made pursuant to the Private Securities Litigation Reform Act of 1995. Forward-looking statements often can be identified by the words “believe,” “expect,” “anticipate,” “estimate” or similar expressions. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates and we assume no obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Since actual results may differ materially from those expressed or implied by these forward-looking statements, we caution readers not to place undue reliance on these statements. Our business, financial condition, cash flow and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These factors include those referenced under the heading “Risk Factors” in this prospectus supplement as well as the following:

•	The risks that the conditions to the creation of the proposed new limited liability company in which we will have a 50% interest, and which temporarily will be named EnergyCo, are not satisfied, and the inability of EnergyCo to identify and implement profitable acquisitions,

•	The potential unavailability of cash from PNMR’s subsidiaries due to regulatory, statutory and contractual restrictions,

•	The outcome of any appeals of the Public Utility Commission of Texas order in the stranded cost true-up proceeding,

•	The ability of First Choice to attract and retain customers,

•	Changes in the Electric Reliability Council of Texas protocols,

•	Changes in the cost of power acquired by First Choice,

•	Collections experience,

S-ii

•	Insurance coverage available for claims made in litigation,

•	Fluctuations in interest rates,

•	The risk that the Twin Oaks power plant will not be successfully integrated into PNMR,

•	Conditions in the financial markets affecting PNMR’s permanent financing for the Twin Oaks power plant acquisition,

•	Weather,

•	Water supply,

•	Changes in fuel costs,

•	Availability of fuel supplies,

•	The effectiveness of risk management and commodity risk transactions,

•	Seasonality and other changes in supply and demand in the market for electric power,

•	Variability of wholesale power prices and natural gas prices,

•	Volatility and liquidity in the wholesale power markets and the natural gas markets,

•	Changes in the competitive environment in the electric and natural gas industries,

•	The performance of generating units, including the Palo Verde Nuclear Generating Station, and transmission systems,

•	The market for electrical generating equipment,

•	The ability to secure long-term power sales,

•	The risks associated with completion of generation, including the expansion of the Afton Generating Station, transmission, distribution and other projects, including construction delays and unanticipated cost overruns,

•	State and federal regulatory and legislative decisions and actions,

•	The outcome of legal proceedings,

•	Changes in applicable accounting principles, and

•	The performance of state, regional and national economies.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before making an investment decision.

The Company

We are an investor-owned holding company of energy and energy-related businesses. Our primary subsidiaries are Public Service Company of New Mexico (“PNM”), Texas-New Mexico Power Company (“TNMP”), First Choice Power, L.P. (“First Choice”) and Altura Power L.P. (“Altura”). Our regulated operations include the utility operations of PNM and TNMP. Our unregulated operations include wholesale operations and the the Twin Oaks business (“Twin Oaks”) acquired by Altura in 2006, as well as First Choice. With our June 2005 acquisition of TNP Enterprises (“TNP”), PNM Resources acquired the operations of both of TNP’s wholly owned subsidiaries, TNMP and First Choice. As of December 31, 2005, PNM Resources had 2,393 megawatts of generation from property it owns or leases and power purchased through various long-term power purchase agreements.

We intend to develop both our retail and wholesale business by expanding our current operations and by acquiring additional value-enhancing assets.

Regulated Operations

Public Service Company of New Mexico

PNM is an integrated public utility primarily engaged in the generation, transmission, distribution and sale of electricity within the State of New Mexico; the transmission, distribution and sale of natural gas within the State of New Mexico; and the sale and marketing of electricity in the Western United States. PNM operates primarily through its two utility segments: PNM Electric and PNM Gas.

PNM Electric consists of the generation and distribution of electricity for retail electric customers in New Mexico. It provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque and Santa Fe, and certain other areas of New Mexico. Customer rates for retail electric service are set by the New Mexico Public Regulation Commission and PNM Electric expects to file for an increase in customer rates to be effective January 1, 2008. In 2005, PNM Electric had revenues of $574.0 million. The largest retail electric customer served by PNM accounted for 8.3% of its total retail electric revenues for the year ended December 31, 2005. The Albuquerque metropolitan area accounted for approximately 53% of PNM’s 2005 total electric utility operating revenues, and no other franchise area served by PNM represented more than approximately 10%. As of December 31, 2005, PNM owned or leased 2,897 circuit miles of electric transmission lines, interconnected with other utilities in New Mexico, east and south into Texas, west into Arizona and north into Colorado and Utah.

PNM Gas distributes natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe. In 2005, PNM Gas had revenues of $511.4 million. The Albuquerque metropolitan area accounted for approximately 50% of the total PNM Gas revenues in 2005. No single sales service customer accounted for more than 0.9% of PNM’s gas sales in 2005. On May 30, 2006, PNM Gas filed a petition with the New Mexico Public Regulation Commission requesting $20.7 million in increased base and miscellaneous gas service rates and a return on equity of 11% to be implemented with the first billing cycle of April 2007.

Texas-New Mexico Power Company

TNMP is a regulated public utility operating in both Texas and New Mexico. In Texas, TNMP provides regulated transmission and distribution services. In New Mexico, TNMP provides integrated electricity services: purchasing, transmitting, distributing and selling electricity to its New Mexico customers. TNMP provides service, either directly or through retail electric providers, to approximately 260,000 customers in

Texas and New Mexico. TNMP serves a market niche of small- to medium-sized communities: only three of the 84 communities in TNMP’s service territory have populations exceeding 50,000. TNMP’s New Mexico operations lie entirely within the Western Electricity Coordinating Council Region and its service territory includes areas in southwest and south central New Mexico. TNMP owns no generation assets. Its New Mexico generation needs are met through a long-term wholesale power contract with PNM. We have received approval from both the New Mexico Public Regulation Commission and the Federal Energy Regulatory Commission to transfer TNMP’s New Mexico and Arizona assets into PNM effective January 1, 2007.

As of December 31, 2005, 30 retail electric providers served customers that receive transmission and distribution services from TNMP. First Choice was TNMP’s largest customer and accounted for approximately 56% of the retail electric revenues for the year ended December 31, 2005. TNMP also holds long-term, non-exclusive franchise agreements for its electric transmission and distribution services, with varying expiration dates. These agreements accounted for approximately 7% of TNMP’s 2005 total electric utility operating revenues. TNMP intends to negotiate and execute new or amended franchise agreements with municipalities as they expire.

Rate regulation in Texas and New Mexico is premised on the full recovery of prudently incurred costs and a reasonable rate of return on equity. Allowed return on equity is set at 11.25% and 10.00% in Texas and New Mexico, respectively. TNMP’s capital expenditure requirements for maintenance and expansion of the transmission and distribution network are highly predictable and consistent. Management believes that current facilities have sufficient capacity to adequately serve existing customers and only limited additional capital commitments are needed to serve customer growth for the foreseeable future.

Unregulated Operations

Wholesale Operations

The wholesale business consists of the generation and sale of electricity into the wholesale market based on two product lines that include long-term contracts and short-term sales. The source of these sales is supply created by selling the unused capacity of jurisdictional assets as well as the capacity of our wholesale plants excluded from retail rates. Both regulated and unregulated generation is jointly dispatched in order to improve reliability, provide the most economic power to retail customers and maximize profits on any wholesale transactions. Long-term contracts include sales to firm requirements and other wholesale customers with multi-year arrangements. As of December 31, 2005, these contracts ranged from 1 to 14.5 year terms with an average term of 5.3 years. Short-term sales include transactions entered into for less than one year. They include forward market opportunities, which do not qualify as normal sale and purchase transactions as defined by applicable accounting rules, and thus are generally marked to market. Short-term sales generally include spot market, hour ahead, day ahead, and week ahead contracts with terms of 30 days or less. Also included in short-term sales are sales of any excess generation not required to fulfill PNM’s retail load and contractual commitments. Short-term sales also cover the revenue credit to retail customers as specified in a regulatory order. Results of the operations of the Twin Oaks power plant facility are included in wholesale operations subsequent to the April 18, 2006 acquisition date.

Luna

In April 2006, construction of Luna, a combined-cycle power plant near Deming, New Mexico, was completed and the plant became operational. PNM owns one-third of the plant and managed the construction project. Luna is operating as a PNM merchant facility and PNM’s 190-megawatt share of its power is being sold to wholesale electric customers in the Southwest.

Twin Oaks

On April 18, 2006, our indirect subsidiary, Altura, completed the acquisition of the Twin Oaks business, which included a 305-megawatt coal fired Twin Oaks power plant facility (“Twin Oaks Power Plant”) located 150 miles south of Dallas, Texas. The entire 305-megawatt output of Twin Oaks Power Plant is sold under an existing contract through September 2007. When that contract expires, it will be replaced with another existing contract for 75 percent of the plant’s capacity through 2010. The Twin Oaks purchase agreement includes the development rights for a possible 600-megawatt expansion of Twin Oaks Power Plant. The acquisition of Twin Oaks represents the latest step in implementing our strategy of expanding our merchant generation fleet to serve a growing wholesale market in the Southwest.

First Choice Power

First Choice is a competitive retail electric provider (“REP”) in the State of Texas, competing for residential, small and large commercial and industrial customers in Dallas-Fort Worth, Houston and other communities in Texas. Organized in 2000 to act as TNMP’s affiliated REP, First Choice had approximately 210,000 Texas customers at the end of 2005. Of these, First Choice has approximately 150,000 price-to-beat (“PTB”) customers and 60,000 competitive customers. PTB customers are former customers of TNMP that have chosen to remain with First Choice, while competitive customers are those that First Choice has actively acquired from other REPs following deregulation of the Texas market.

First Choice sources its power from one primary contract with Constellation Power Source, Inc. (“Constellation”), a subsidiary of Constellation Energy Group, that serves all projected energy requirements through the end of 2006. Following the expiration of First Choice’s power supply agreement with Constellation at the end of 2006, we will seek lower-cost, more competitive electricity sources. Additionally, we will be able to use the uncontracted portion of Twin Oaks’ output to meet First Choice’s electricity needs starting in October of 2007.

Recent Developments

We and Cascade Investment, L.L.C. have agreed to create a new unregulated energy company that will serve expanding U.S. markets throughout the Southwest, Texas and the West. Under the terms of the agreement, we and a wholly owned subsidiary of Cascade each will have a 50 percent ownership interest in the new limited liability company, which temporarily will be named EnergyCo. Cascade is the private investment vehicle for Bill Gates, the founder of Microsoft, and is our second-largest shareholder.

Our unregulated strategy is focused on some of the nation’s growing power markets. By combining Cascade’s financial resources and our operating expertise, we intend to capitalize on the growth opportunities in these markets through our participation and ownership in EnergyCo, without us assuming additional debt. In particular, it is anticipated that Cascade will commit capital for the acquisition of assets and will make significant credit guarantees to increase EnergyCo’s scale in its three anticipated business lines:

•	Competitive retail electricity sales,

•	Operation and ownership of diverse generation assets, and

•	Wholesale marketing and trading to optimize its assets.

In addition to purchasing energy-related assets, EnergyCo could grow by our contributing existing unregulated assets and the Cascade entity, in turn, matching those contributions with cash. This would enable us to better separate our regulated utility operations from our unregulated generation assets and businesses. The separation of regulated and unregulated operations also would increase transparency and reduce complexity in our business segments.

There are a number of conditions that must be met prior to the formation of EnergyCo. The parties must agree on the initial cash and/or assets to be contributed by the members. We must receive reasonable assurance both as to our accounting treatment for our investment in EnergyCo following its formation and that such investment will not result in an adverse effect in our credit ratings. EnergyCo must also receive certain financing commitments with respect to its proposed ongoing operations and any regulatory approvals that may be required in connection with its formation and the initial contributions of the members must also have been received. There can be no assurance that these conditions to the formation of EnergyCo will be satisfied. See “Risk Factors” on page S-6 of this prospectus supplement for where you can find important additional information relating to this joint venture.

Corporate Information

Our principal executive office is located at Alvarado Square, Albuquerque, New Mexico 87158, and our telephone number is (505) 241-2700. We also maintain a website at www.pnmresources.com. Our website and the information contained therein are not part of this prospectus supplement.

The Offering

Issuer	PNM Resources, Inc.

Common stock offered by us	5,000,000 shares of common stock, no par value (5,750,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Approximate number of shares of common stock to be outstanding after this offering (a)	75,884,549 shares of common stock (76,634,549 shares if the underwriters’ option to purchase additional shares is exercised in full)

Exchange listing	Our shares of common stock are listed on the New York Stock Exchange under the symbol “PNM.”

Use of proceeds	We will receive net proceeds from this offering of approximately $148.3 million. We intend to use the net proceeds from this offering to repay a portion of the $420.2 million outstanding principal amount of the term loan under the bridge loan facility we entered into in April 2006 to finance our acquisition of Twin Oaks. At November 30, 2006, the maturity date for the term loan under the bridge facility was April 17, 2007, and the interest rate was 5.945%. Affiliates of some of the underwriters in this offering are lenders under this facility and, accordingly, will receive a portion of the proceeds from this offering. See “Underwriting-Relationships and NASD Conduct Rules.”

Transfer Agent and Registrar	Mellon Investor Services, South Hackensack, New Jersey, serves as transfer agent and registrar for our common stock.

Risk Factors	Investing in our common stock involves risk. See “Risk Factors” on page S-6 of this prospectus supplement.

(a)	Based on 70,884,549 shares of common stock outstanding as of November 30, 2006. This number does not include (1) 4,778,000 shares of our common stock issuable upon settlement of our 6.625% Hybrid Income Security Units we issued on October 7, 2005, (2) 10,000,000 shares of our common stock issuable upon settlement of the 6.75% Equity Units we offered on March 30, 2005 or (3) shares of our common stock that would be issuable upon the exercise of 3,036,793 outstanding stock options and vesting of 161,769 restricted stock rights (we currently use market shares for stock option exercises and vested restricted stock rights, but have the right to use newly issuable shares).

RISK FACTORS

Before you invest in our common stock, you should carefully consider the risks set forth in Part I, Item 1A of our Annual Report on Form 10-K/A for the year ended December 31, 2005, and the risks set forth in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, both of which are incorporated by reference in this prospectus supplement. See also “Where You Can Find More Information” about future filings which we will make with the SEC, some of which may contain additional risk factors, and are incorporated by reference into this prospectus supplement. If any of the risks actually occurs, our business, financial condition, results of operations and cash flows could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $148.3 million, after deducting the underwriting discount and our estimated offering expenses. If the underwriters’ 30-day purchase option is exercised in full, we estimate that our net proceeds will be approximately $170.6 million. We expect to use the net proceeds from this offering to repay a portion of the $420.2 million principal amount outstanding on the term loan under the bridge loan facility we entered into in April 2006 to finance our acquisition of Twin Oaks. At November 30, 2006, the maturity date for the term loan under the bridge facility was April 17, 2007, and the interest rate was 5.945%. Affiliates of some of the underwriters in this offering are lenders under this facility and, accordingly, will receive a portion of the proceeds from this offering. See “Underwriting-Relationships and NASD Conduct Rules.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information below was selected or derived from our consolidated financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2006 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below is qualified in its entirety by and should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement and in the accompanying prospectus.

	As of and for the Nine
	Months Ended
	September 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003
	(Thousands of dollars, except for share information)

Statement of Income Data
Operating revenues	$1,852,635	$1,430,284	$2,076,810	$1,604,792	$1,455,653
Operating expenses	1,683,325	1,325,604	1,939,441	1,491,894	1,337,061
Operating income	169,310	104,680	137,369	112,898	118,592
Net earnings before cumulative effect of change in accounting principles	86,476	60,533	68,153	87,686	58,552
Cumulative effect of change in accounting principles, net of tax (expense) benefit	—	—	(926)	—	36,621
Net earnings	$86,476	$60,533	$67,227	$87,686	$95,173
Earnings per common share (1):
Basic	$1.25	$0.93	$1.02	$1.45	$1.60
Diluted	$1.24	$0.92	$1.00	$1.43	$1.58
Balance Sheet Data
Total current assets	$604,428	$591,159	$596,297	$363,554	$305,963
Long-term debt, less current maturities	1,745,845	1,647,077	1,746,395	987,823	987,210
Preferred stock not subject to mandatory redemption	11,529	11,529	11,529	11,529	12,800
Common stockholders’ equity	1,382,509	1,301,424	1,286,459	1,099,579	1,077,304

(1)	Per share data has been adjusted to reflect the effect of the 3-for-2 stock split in June 2004.

CAPITALIZATION

The following table sets forth our consolidated cash position and consolidated debt and equity capitalization as of September 30, 2006 (i) on an historical basis and (ii) as adjusted to give effect to the sale of 5,000,000 common shares in this offering at the public offering price, and after deducting the underwriting discount and estimated offering expenses. You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. The information set forth below assumes the underwriters do not exercise their 30-day purchase option.

	September 30,
	2006
		As
	Actual	Adjusted
	(Thousands of dollars)

Cash and cash equivalents	$100,866	$100,866

Consolidated Capitalization
Short-term debt and current maturities	839,100	690,790
Long-term debt	1,745,845	1,745,845
Preferred stock not subject to mandatory redemption	11,529	11,529
Common stockholders’ equity	1,382,509	1,530,819

Total consolidated capitalization	$3,978,983	$3,978,983

COMMON STOCK PRICE RANGE AND DIVIDENDS

The following table shows the high and low reported price ranges of our common stock on the New York Stock Exchange and the dividends we paid for the indicated periods.

			Dividends per
	High	Low	Common Share

Year Ended December 31, 2004:
First Quarter	$21.18	$18.91	$0.150
Second Quarter	20.77	18.94	0.160
Third Quarter	22.64	20.20	0.160
Fourth Quarter	25.88	22.58	0.160
Year Ended December 31, 2005:
First Quarter	$27.97	$24.06	$0.185
Second Quarter	30.06	26.51	0.185
Third Quarter	30.26	28.08	0.200
Fourth Quarter	29.00	24.24	0.200
Year Ended December 31, 2006:
First Quarter	$25.43	$22.99	$0.200
Second Quarter	26.51	24.02	0.220
Third Quarter	28.72	25.97	0.220
Fourth Quarter (through December 6, 2006)	31.58	27.47	0.220

On December 6, 2006, the last reported sale price of our common stock as reported on the New York Stock Exchange was $30.79 per common share. On December 5, 2006, we declared a dividend of $0.22 per share of our common stock, payable on February 16, 2007 to shareholders of record as of February 1, 2007. As of November 30, 2006, there were approximately 14,148 holders of record of our common shares.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. PURCHASERS

This is a general summary of material U.S. federal income and estate considerations with respect to your purchase, ownership and disposition of our common shares if you become a beneficial owner of common shares and are a non-U.S. holder. A “non-U.S. holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the United States or any political subdivision of or in the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust existed on August 20, 1996, was treated as a U.S. person on August 19, 1996 and elected to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your own tax advisor regarding the U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common shares.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you become a beneficial owner subject to special treatment under U.S. income tax laws, including a former U.S. citizen or resident.

This summary does not discuss any aspect of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, judicial opinions, published positions of the U.S. Internal Revenue Service (“IRS”) and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended, and should not be construed, as tax advice.

We urge prospective non-U.S. purchasers to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to purchasing, holding and disposing of any of our common shares.

Dividends

In general, any distributions we make to you with respect to common shares owned by you that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for an exemption from, or a reduced rate of, withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such exemption or reduced rate (usually on an IRS Form W-8BEN or other applicable form). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under the Code. Any distribution that exceeds our current and accumulated earnings and profits will be treated first as a tax-free distribution that reduces your basis in common shares owned by you and, to the extent it exceeds your basis, as capital gain from the disposition of common shares owned by you.

In addition, dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States, or, if you are entitled to benefits under an applicable tax treaty, dividends that are effectively connected with such a trade or business and also attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that, under an applicable income tax treaty, are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

If you are eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition of Our Common Shares

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common shares owned by you unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, the gain is attributable to a U.S. permanent establishment maintained by you;

•	you are an individual, you hold our common shares owned by you as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	our common shares constitute a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”).

Our common shares will constitute a U.S. real property interest under FIRPTA if we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We may currently be, have been in the past or may become in the future a “U.S. real property holding corporation” for U.S. federal income tax purposes. However, even if we were a U.S. real property holding corporation under FIRPTA, gain arising from a disposition of our common shares still would not be subject to FIRPTA tax if our common shares were considered under applicable Treasury regulations to be regularly traded on an established securities market, such as the NYSE, and you did not own, actually or constructively, more than 5% of the total fair market value of our common shares at any time during the shorter of the five year period ending on the date of disposition or your holding period.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your common shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment maintained by you in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Federal Estate Tax

Common shares held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting those distributions and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons currently at a rate of 28% of the gross amount. You will not be subject to backup withholding tax on dividends you receive on our common shares owned by you if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person (and we do not have actual knowledge or reason to know that you are a U.S. person) or if you are a corporation or one of several types of entities and organizations that qualify for an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of our common shares owned by you outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell our common shares owned by you through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 28% of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person (and the broker does not have actual knowledge or reason to know that you are a U.S. person) or you are a corporation or one of several types of entities and organizations that qualify for an exemption. If the appropriate certification is not provided, the amount of proceeds paid to you will be subject to information reporting, and may be subject to backup withholding, if you sell our common shares owned by you outside the United States through the non-U.S. office of a U.S. broker or a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

Any amounts withheld with respect to our common shares owned by you under the backup withholding rules will be credited against your U.S. federal income tax liability and may entitle you to a refund, if the required information is furnished in a timely manner to the IRS.

The preceding discussion of certain U.S. federal income tax and estate considerations is for general information only. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of any of our common shares.

UNDERWRITING

Lehman Brothers Inc. is acting as the representative of the underwriters of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Underwriter	Number of Shares

Lehman Brothers Inc.	1,650,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	875,000
Morgan Stanley & Co. Incorporated	875,000
Banc of America Securities LLC	550,000
Citigroup Global Markets Inc.	550,000
J.P. Morgan Securities Inc.	125,000
Robert W. Baird & Co. Incorporated	125,000
RBC Capital Markets Corporation	125,000
Wachovia Capital Markets, LLC	125,000

Total	5,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased,

•	the representations and warranties made by us to the underwriters are true,

•	there is no material change in our business or in the financial markets, and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share	$1.078	$1.078
Total	$5,390,000	$6,198,500

The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.65 per share. After the offering, the representative may change the offering price and other selling terms.

The underwriters have agreed to reimburse certain expenses incurred by us in connection with this offering. The expenses of the offering that are payable by us (before any reimbursement by the underwriters) are estimated to be $250,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 5,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We and our directors and executive officers have agreed that, subject to certain exceptions described below, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days (the “Lock-up Period”) after the date of this prospectus supplement.

These restrictions do not apply to (1) any shares of our common stock issued upon the exercise of a currently outstanding option or warrant or the conversion or exchange of a currently outstanding security, (2) any shares of our common stock issued or options to purchase our common stock granted pursuant to our existing employee benefit plans, (3) any shares of our common stock issued pursuant to our existing dividend reinvestment and stock purchase plans, (4) any shares of our common stock issued by us to fund our existing executive savings plan or issued to a trust formed by us in connection with deferred compensation arrangements, (5) any shares of our common stock issued in connection with the settlement of the 6.75% Equity Units we offered on March 30, 2005 or the 6.625% Hybrid Income Term Security Units we issued on October 7, 2005, or (6) shares of our common stock we issued in connection with our acquisition of TNP in June 2005 and that we have previously registered with the SEC for resale by the holders thereof. In addition, our Lock-up Period will only be 60 days with respect to any shares of our common stock issued by us pursuant to our Equity Distribution Agreement with Robert W. Baird & Co., Incorporated, RBC Capital Markets Corporation and Wells Fargo Securities, LLC.

The applicable Lock-up Period described in the preceding paragraph will be extended if:

•	during the last 17 days of such Lock-up Period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of such Lock-up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of such Lock-up Period;

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by Lehman Brothers Inc.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships and NASD Conduct Rules

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. Affiliates of Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Citigroup Global Markets Inc. are lenders under the bridge loan facility we entered to in April 2006 to finance our acquisition of Twin Oaks and will receive more than 10% of the net proceeds from this offering through the repayment of that facility. In connection with the bridge loan facility, such affiliates received customary fees for such services and certain of its expenses were reimbursed. Because of these relationships, this offering is being conducted in accordance with Rule 2710(h) of the National Association of Securities Dealers, or NASD. Because a bona fide independent market exists for our common stock, the NASD does not require that we use a qualified independent underwriter for this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the common stock described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus supplement and the accompanying prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of the common stock, other than any underwriter, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement with the accompanying prospectus nor any other offering material relating to the common stock described in this prospectus supplement and the accompanying prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement with the accompanying prospectus nor any other offering material relating to the common stock has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France, or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier, or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties, or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2º-or 3ºof the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL OPINIONS

Certain legal opinions in connection with the offering of the common shares will be given for us by Charles L. Moore, Esq., Associate General Counsel, and certain other opinions will be given for us by Troutman Sanders LLP. As of the date of this prospectus supplement, Mr. Moore held options to acquire 9,000 shares of our common stock (1,332 of which were exercisable). Certain other matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to PNM Resources, Inc.’s Annual Report on Form 10K/A for the year ended December 31, 2005, filed August 8, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003, and Financial Accounting Standards Board Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005, the change in actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31 during 2003, PNM Resources, Inc.’s acquisition of TNP Enterprises, Inc. in 2005, and the disclosures regarding the allocation of goodwill among the acquired entities being restated, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting but note the exclusion from Management’s Annual Report on Internal Control Over Financial Reporting of an assessment of the internal control over financial reporting at TNP Enterprises, Inc., and its subsidiaries, which were acquired on June 6, 2005, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.pnmresources.com. The contents of the website are not a part of this prospectus supplement. Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge at www.pnmresources.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These reports are also available upon request in print from us free of charge.

We are “incorporating by reference” in this prospectus supplement and the accompanying prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus supplement, unless we update or supersede that information by the information contained in this prospectus supplement or the information we file subsequently with the SEC that is incorporated by reference in this prospectus supplement. We are incorporating by reference the following documents that we have filed with the SEC, other than any information in these documents that is deemed not to be “filed” with the SEC:

•	Our Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2005 as filed on August 8, 2006;

•	Our Definitive Proxy Statement on Schedule 14A as filed on April 7, 2006;

•	Our Quarterly Report on Form 10-Q/A (Amendment No. 1) for the quarter ended March 31, 2006 as filed on August 8, 2006;

•	Our Quarterly Report on Form 10-Q for the quarters ended June 30, 2006, as filed on August 9, 2006, and September 30, 2006, as filed on November 9, 2006;

•	Our Current Reports on Form 8-K and 8-K/A as filed on January 20, February 17, March 31, April 21, May 26, July 21, August 17, August 31, October 2, 2006 and December 1, 2006;

•	The information set forth in Item 9.01(a) of our Current Report on Form 8-K/A as filed on August 1, 2005;

•	The description of our common stock contained in our Current Report on Form 8-K filed on December 31, 2001 and any amendment or report filed for the purpose of updating such description, including our Current Report on Form 8-K as filed on August 17, 2006.

We also incorporate by reference into this prospectus supplement and the accompanying prospectus any filings we make with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus supplement.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at PNM Resources, Inc., Alvarado Square, Albuquerque, New Mexico, 87158, Attention: Investor Relations. You may also telephone your request at (505) 241-2477.

Prospectus

Common Stock

We intend to offer from time to time, at prices and on terms to be determined at or prior to the time of sale, shares of our common stock, no par value. We will specify the number of shares of common stock being offered and the underwriters for the offering, together with the terms and conditions for such offer, the public offering price, the underwriting discounts and commissions and our net proceeds from the sale thereof, in supplements to this prospectus. You should read both the prospectus and the applicable prospectus supplement carefully before you invest.

Our common stock is quoted on the New York Stock Exchange under the symbol “PNM.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 18, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This prospectus provides you with a general description of our common stock. Each time we sell shares of common stock, we will describe in a supplement to this prospectus the specific terms of that offering. The applicable prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and the applicable prospectus supplement, together with additional information referred to in “Where You Can Find More Information,” before investing in the common stock.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus and any accompanying prospectus supplement to “PNMR,” “PNM Resources,” “we,” “our” and “us” refer to PNM Resources, Inc. and its subsidiaries.

We are not offering the common stock in any state where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.pnmresources.com. The contents of the website are not a part of this Registration Statement. Our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are accessible free of charge at http://www.pnmresources.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These reports are also available upon request in print from us free of charge.

We are “incorporating by reference” in this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently with the SEC that is incorporated by reference in this prospectus or a prospectus supplement. We are incorporating by reference the following documents that we have filed with the SEC, other than any information in these documents that is deemed not to be “filed” with the SEC:

•	Our Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2005 as filed on August 8, 2006;

•	Our Definitive Proxy Statement on Schedule 14A as filed on April 7, 2006;

•	Our Quarterly Report on Form 10-Q/A (Amendment No. 1) for the quarter ended March 31, 2006 as filed on August 8, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as filed on August 9, 2006;

•	Our Current Reports on Form 8-K as filed on January 20, February 17, March 31, April 21, May 26, July 21 and August 17, 2006; and

•	The description of our common stock contained in our Current Report on Form 8-K filed on December 31, 2001 and any amendment or report filed for the purpose of updating such description, including our Current Report on Form 8-K as filed on August 17, 2006.

We also incorporate by reference into this prospectus any filings we make with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and before termination of this offering.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at PNM Resources, Inc., Alvarado Square, Albuquerque, New Mexico, 87158, Attention: Investor Relations. You may also telephone your request at (505) 241-2477.

PNM RESOURCES, INC.

We are an investor-owned holding company of energy and energy-related businesses. We were incorporated in the State of New Mexico on March 3, 2000. Our primary subsidiaries are Public Service Company of New Mexico (“PNM”), Texas-New Mexico Power Company (“TNMP”), First Choice Power, L.P. (“First Choice”) and Altura Power L.P. (“Altura”). We intend to develop both our retail and wholesale business by expanding our current operations and by acquiring additional value-enhancing assets.

PNM is an integrated public utility primarily engaged in the generation, transmission, distribution, and sale of electricity within the State of New Mexico; the transmission, distribution and sale of natural gas within the State of New Mexico; and the sale and marketing of electricity in the Western United States. With our June 2005 acquisition of TNP Enterprises (“TNP”), PNM Resources acquired the operations of both of TNP’s wholly owned subsidiaries, TNMP and First Choice. TNMP is a regulated public utility operating in both Texas and New Mexico. In Texas, TNMP provides regulated transmission and distribution services. In New Mexico, TNMP provides integrated electric services that include the transmission, distribution, purchase and sale of electricity. First Choice is a competitive retail electric provider (“REP”) in the State of Texas.

We serve a number of growing communities, including Albuquerque, Santa Fe, and Alamogordo in New Mexico, as well as suburban areas around Dallas-Fort Worth, Houston, and Galveston in Texas. Our regulated operations include the utility operations of PNM and TNMP, while our unregulated operations include wholesale operations, as well as First Choice. As of December 31, 2005, PNM Resources had 3,382 employees and 2,393 megawatts of generation from property it owns or leases and power purchased through various long-term power purchase agreements.

On June 6, 2005, we completed our acquisition of all the outstanding common shares of TNP. TNP was a privately owned holding company for TNMP and First Choice. As of December 31, 2005, TNMP provided electric service to approximately 260,000 customers in Texas and New Mexico. Its affiliate, First Choice, is a retail electric provider that had approximately 210,000 customers in Texas as of December 31, 2005. The customers reported above for TNMP Electric and First Choice include approximately 150,000 of TNMP’s customers who have chosen First Choice as their REP. For more detailed information concerning the TNP acquisition, you should also read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and the Notes to Consolidated Financial Statements contained in certain of the documents incorporated by reference in this prospectus.

On April 18, 2006, our indirect subsidiary Altura, completed the acquisition of the Twin Oaks business (“Twin Oaks”), which included a 305-megawatt coal fired Twin Oaks power plant facility (“Twin Oaks Power Plant”) located 150 miles south of Dallas, Texas.

Regulated Operations

Public Service Company of New Mexico

PNM operates primarily through its two utility segments: PNM Electric and PNM Gas. PNM Electric consists of the distribution and generation of electricity for retail electric customers in New Mexico. It provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque and Santa Fe, and certain other areas of New Mexico. Customer rates for retail electric service are set by the New Mexico Public Regulation Commission and PNM Electric expects to file a new rate case in 2007. In 2005, PNM Electric had revenues of $574.0 million. The largest retail electric customer served by PNM accounted for approximately 8.3% of its total retail electric revenues for the year ended December 31, 2005. The Albuquerque metropolitan area accounted for approximately 53% of PNM’s 2005 total electric utility operating revenues, and no other franchise area served by PNM represented more than approximately 10%.

As of December 31, 2005, PNM owned or leased 2,897 circuit miles of electric transmission lines, interconnected with other utilities in New Mexico, east and south into Texas, west into Arizona, and north into Colorado and Utah. Due to rapid load growth in our service territory in recent years and the lack of transmission development, most of the capacity on this transmission system is fully committed and there is very little or no additional access available on a firm commitment basis. These factors result in physical constraints on the system and limit the ability to deliver power into PNM’s service area from outside of New Mexico.

PNM Gas distributes natural gas to most of the major communities in New Mexico, including Albuquerque and Santa Fe. In 2005, PNM Gas had revenues of $511.4 million. The Albuquerque metropolitan area accounted for approximately 50% of the total PNM Gas revenues in 2005. No single sales service customer accounted for more than 0.9% of PNM’s gas sales in 2005. On May 30, 2006, PNM Gas filed a petition with the New Mexico Public Regulation Commission requesting $20.7 million in increased base and miscellaneous gas service rates and a return on equity of 11% to be implemented with the first billing cycle of April 2007.

Texas-New Mexico Power Company

TNMP provides transmission and distribution services to retail electric providers in two electricity markets: Texas and New Mexico. In Texas, TNMP provides regulated transmission and distribution services. In New Mexico, TNMP provides integrated electricity services: purchasing, transmitting, distributing, and selling electricity to its New Mexico customers. TNMP provides service, either directly or through retail electric providers, to approximately 260,000 customers in Texas and New Mexico. TNMP serves a market niche of small to medium-sized communities: only three of the 84 communities in TNMP’s service territory have populations exceeding 50,000. TNMP’s New Mexico operations lie entirely within the Western Electricity Coordinating Council Region and its service territory includes areas in southwest and south central New Mexico. TNMP owns no generation assets. Its New Mexico generation needs are met through a contract with PNM, which expires in December 2006.

As of December 31, 2005, 30 retail electric providers served customers that receive transmission and distribution services from TNMP. First Choice was TNMP’s largest customer and accounted for approximately 56% of the retail electric revenues for the year ended December 31, 2005. TNMP also holds long-term, non-exclusive franchise agreements for its electric transmission and distribution services, with varying expiration dates. These agreements accounted for approximately 7% of TNMP’s 2005 total electric utility operating revenues. TNMP intends to negotiate and execute new or amended franchise agreements with municipalities as they expire.

Rate regulation in Texas and New Mexico is premised on the full recovery of prudently incurred costs and a reasonable rate of return on equity. Allowed return on equity is set at 11.25% and 10.00% in Texas and New Mexico, respectively. TNMP’s capital expenditure requirements for maintenance and expansion of the transmission and distribution network are highly predictable and consistent. Management believes that current facilities have sufficient capacity to adequately serve existing customers and only limited additional capital commitments are needed to serve customer growth for the foreseeable future.

Unregulated Operations

Wholesale Operations

The wholesale business consists of the generation and sale of electricity into the wholesale market based on two product lines that include long-term contracts and short-term sales. The source of these sales is supply created by selling the unused capacity of jurisdictional assets as well as the capacity of our wholesale plants excluded from retail rates. Both regulated and unregulated generation is jointly dispatched in order to improve reliability, provide the most economic power to retail customers and maximize profits on any wholesale transactions. Long-term contracts include sales to firm requirements and other wholesale customers with multi-year arrangements. As of December 31, 2005, these contracts ranged from 1 to 14.5 year terms with an average term of 5.3 years. Short-term sales include transactions entered into for less than one year. They include forward market opportunities, which do not qualify as normal sale and purchase transactions as defined by applicable accounting rules, and thus are generally marked to market. Short-term sales generally include spot market, hour ahead, day ahead, and week ahead contracts with terms of 30 days or less. Also included in short-term sales are sales of any excess generation not required to fulfill PNM’s retail load and contractual commitments. Short-term sales also cover the revenue credit to retail customers as specified in a regulatory order. Results of the operations of the Twin Oaks power plant facility are included in wholesale operations subsequent to the April 18, 2006 acquisition date.

Luna

In April 2006, construction of Luna, a combined-cycle power plant near Deming, New Mexico, was completed and the plant became operational. PNM owns one-third of the plant and managed the construction project. Luna will operate as a PNM merchant facility and PNM’s 190-megawatt share of its power will be sold to wholesale electric customers in the Southwest.

Twin Oaks

The acquisition of Twin Oaks, which included Twin Oaks Power Plant, was completed in April 2006. The entire 305-megawatt output of Twin Oaks Power Plant is sold under an existing contract through September 2007. When that contract expires, it will be replaced with another existing contract for 75 percent of the plant’s capacity through 2010. The Twin Oaks purchase agreement also includes the development rights for a possible 600-megawatt expansion of Twin Oaks Power Plant. The necessary permits for the expansion are expected in 2007. PNMR has not made a decision regarding the Twin Oaks Power Plant expansion, but it is considering a variety of options, including self development or sale to a third party.

First Choice Power

First Choice is an REP in the State of Texas. Organized in 2000 to act as TNMP’s affiliated REP, First Choice had approximately 210,000 Texas customers at the end of 2005. Of these, First Choice has approximately 150,000 price-to-beat (“PTB”) customers and 60,000 competitive customers. PTB customers are former customers of TNMP that have chosen to remain with First Choice, while competitive customers are those that First Choice has actively acquired from other REPs following deregulation of the Texas market. First Choice is one of 71REPs competing for small non-residential customers and one of 52 REPs competing for large non-residential customers and aggregated cities within the Electric Reliability Council of Texas (“ERCOT”) region, including Dallas-Fort Worth, Houston, Corpus Christi and McAllen-Harlingen. Aggregated cities are groups of cities, which have aggregated their loads in order to sign a single contract with an REP so as to secure power at better prices than each would be able to obtain on its own. First Choice sources its power from one primary contract: a fixed heat rate contract with Constellation Power Source, Inc. (“Constellation”), a subsidiary of Constellation Energy Group, that serves all projected energy requirements through the end of 2006.

In 2003, First Choice and Constellation executed a power supply agreement that resulted in Constellation being the primary supplier of power for First Choice’s customers through the end of 2006. Following the expiration of First Choice’s power supply agreement with Constellation at the end of 2006, we will seek lower-cost, more competitive electricity sources. Additionally, we will be able to use the uncontracted portion of Twin Oaks’ output to meet First Choice’s electricity needs. First Choice regularly revises its load forecast due to growing customer additions and changes in customer usage in a deregulated Texas market. The acquisition of Twin Oaks represents the latest step in implementing our strategy of expanding our merchant generation fleet to serve a growing wholesale market in the Southwest and ERCOT.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and other documents that we file with the SEC that relate to future events or our expectations, projections, estimates, intentions, goals, targets and strategies, are made pursuant to the Private Securities Litigation Reform Act of 1995. Forward-looking statements often can be identified by the words “believe”, “expect”, “anticipate”, “estimate” or similar expressions. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates and we assume no obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Since actual results may differ materially from those expressed or implied by these forward-looking statements, we caution readers not to place undue reliance on these statements. Our business, financial condition, cash flow and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These factors include:

•	The potential unavailability of cash from PNMR’s subsidiaries due to regulatory, statutory and contractual restrictions,

•	The outcome of any appeals of the PUCT order in the stranded cost true-up proceeding,

•	The ability of First Choice to attract and retain customers,

•	Changes in ERCOT protocols,

•	Changes in the cost of power acquired by First Choice,

•	Collections experience,

•	Insurance coverage available for claims made in litigation,

•	Fluctuations in interest rates,

•	The risk that the Twin Oaks power plant will not be successfully integrated into PNMR,

•	Conditions in the financial markets affecting PNMR’s permanent financing for the Twin Oaks power plant acquisition,

•	Weather, including impacts on PNMR and its subsidiaries of hurricanes in the Gulf Coast region,

•	Water supply,

•	Changes in fuel costs,

•	Availability of fuel supplies,

•	The effectiveness of risk management and commodity risk transactions,

•	Seasonality and other changes in supply and demand in the market for electric power,

•	Variability of wholesale power prices and natural gas prices,

•	Volatility and liquidity in the wholesale power markets and the natural gas markets,

•	Changes in the competitive environment in the electric and natural gas industries,

•	The performance of generating units, including PVNGS, and transmission systems,

•	The market for electrical generating equipment,

•	The ability to secure long-term power sales,

•	The risks associated with completion of generation, transmission, distribution and other projects, including construction delays and unanticipated cost overruns,

•	State and federal regulatory and legislative decisions and actions,

•	The outcome of legal proceedings,

•	Changes in applicable accounting principles, and

•	The performance of state, regional and national economies.

USE OF PROCEEDS

Unless we indicate otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of the common stock for financing capital expenditures and future acquisitions, to refund or redeem debt and for other general corporate purposes. We will describe in the applicable prospectus supplement any specific allocation of the proceeds to a particular purpose that we have made at the date of such prospectus supplement. We will temporarily invest any net proceeds that we do not immediately use in short-term marketable securities.

DESCRIPTION OF COMMON STOCK

The following descriptions of our common stock and the relevant provisions of the articles of incorporation of PNM Resources, as amended through June 21, 2006 (our “Articles of Incorporation”), and by-laws are summaries and are qualified by reference to our Articles of Incorporation previously filed with the SEC as an exhibit to our Quarterly Report on Form 10-Q as filed August 9, 2006 for the quarter ended June 30, 2006 (incorporated by reference herein) and the by-laws previously filed with the SEC as an exhibit to our Current Report on Form 8-K as filed February 17, 2006 (incorporated by reference herein). The following also summarizes certain applicable provisions of the New Mexico Business Corporation Act and the New Mexico Public Utility Act and those summaries are qualified by reference to those Acts.

Our authorized capital stock consists of 120,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value. As of August 1, 2006, 69,592,245 shares of our common stock were outstanding and no shares of our preferred stock have been issued to date.

Dividend Rights

After giving effect to any prior rights of our preferred stock, if any should become outstanding, we will pay dividends on our common stock as determined by our Board of Directors (the “Board”) out of legally available funds. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Voting Rights

Holders of common stock are entitled to one vote for each share held by them on all matters submitted to our shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors. The New Mexico Business Corporation Act and our Articles of Incorporation and by-laws generally require the affirmative vote of a majority of the shares represented at a shareholder meeting and entitled to vote for shareholder action, including the election of directors. Under the New Mexico Business Corporation Act, some corporate actions, including amending the articles of incorporation and approving a plan of merger, consolidation or share exchange, require the affirmative vote of a majority of the outstanding shares entitled to vote, which could include, in certain circumstances, classes of preferred stock.

Our Articles of Incorporation limit the Board to designating voting rights for classes of preferred stock only (1) when dividends on the preferred stock are not paid, (2) when proposed changes to the Articles of Incorporation would adversely affect preferred shareholders’ rights and privileges or (3) if the Board issues a new series of preferred stock convertible into common stock and confers upon the holders of such convertible preferred stock the right to vote as a single class with holders of common stock on all matters submitted to a vote of holders of common stock at a meeting of shareholders other than for election of directors, with the same number of votes as the number of shares of common stock into which the shares of such preferred stock are convertible, provided that at all times the aggregate number of preferred stock outstanding with such voting rights is convertible into no more than 12 million shares of common stock.

Our Articles of Incorporation previously permitted our directors to create classes of directors in accordance with the bylaws. Previously, the bylaws provided for 3 classes of directors so that approximately one-third (1/3) of the directors were elected at each annual meeting to serve a 3-year term. In February 2006, the Board amended the bylaws to declassify the Board and provide for the annual election of all directors and adopted, subject to shareholder approval, amendments to revise Article VI of our Articles of Incorporation to eliminate the authority of the Board to classify itself by amending the bylaws. The Board has set the current number of directors at 9. In May 2006, the shareholders adopted these amendments.

Liquidation Rights

In the event we are liquidated or dissolved, either voluntarily or involuntarily, the holders of our preferred stock will have priority (after any of our creditors) with respect to the distribution of assets. After the holders of our preferred stock are paid their aggregate liquidation preference, the holders of our common stock will be entitled, subject to the rights, if any, of the holders of our preferred stock, to share ratably (according to the number of shares held by them) in all of our remaining assets available for distribution.

Preemptive Rights

The holders of our common stock do not have a preemptive right to purchase shares of our authorized but unissued shares, or securities convertible into shares or carrying a right to subscribe to or acquire shares, except under the terms and conditions as may be provided by our Board in its sole judgment.

Listing

Our common stock is listed on the New York Stock Exchange under the “PNM” symbol.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Mellon Investor Services, South Hackensack, New Jersey.

Certain Anti-takeover Matters

Our Articles of Incorporation and by-laws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect include:

•	authorization for our Board to issue our preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights, within the limitations described above, and the extent of the preferences of the shares of any series with respect to dividends and other matters);

•	advance notice procedures with respect to any proposal other than those adopted or recommended by our Board; and

•	provisions specifying that only a majority of the Board, the chairman of the Board, the president or holders of not less than one-tenth of all our shares entitled to vote may call a special meetings of stockholders.

Under the New Mexico Public Utility Act, approval of the New Mexico Public Regulation Commission is required for certain transactions which may result in our change in control or exercise of control.

PLAN OF DISTRIBUTION

We may sell shares of our common stock, in or outside of the United States, to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including, to the extent not otherwise included in the prospectus:

•	the name or names of any underwriters or agents;

•	the purchase price of the common stock;

•	our net proceeds from the sale of the common stock;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the shares of common stock will be acquired by the underwriters for their own account. Underwriters may offer the common stock directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the shares of common stock to the dealers as principals. The dealers may then resell the common stock to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the shares of common stock directly to the public, without the use of underwriters, dealers or agents. We may also sell the common stock through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

We also may engage a broker-dealer from time to time to act as agent or principal for the offer of our common stock in one or more placements pursuant to a distribution agreement. If we and the broker-dealer agree, we will sell to the broker-dealer as agent or as principal, and the broker-dealer will seek to solicit offers to purchase on an agency basis and/or will purchase on a principal basis, our common stock. The number and purchase price (less an underwriting discount) of the shares we sell to the broker-dealer will be mutually agreed on the relevant trading day. The common stock sold under the distribution agreement will be sold at prices related to the prevailing market price for such securities, and therefore exact figures regarding the share price, proceeds that will be raised or commissions to be paid will be described in a prospectus supplement to this prospectus or in other filings made in accordance with and as permitted by the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The broker-dealer may make sales of our common stock 10 pursuant to the distribution agreement in privately negotiated transactions and/or any other method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act including sales made on the New York Stock Exchange, the current trading market for our common stock.

General Information

Underwriters, dealers and agents that participate in the distribution of the common stock may be deemed underwriters as defined in the Securities Act, and any discounts or commissions we pay to them and any profit made by them on the resale of the common stock may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

LEGAL MATTERS

Certain legal matters in connection with the offering of the common stock will be passed upon for us by Charles L. Moore, Esq., Associate General Counsel, and certain other matters will be passed upon for us by Troutman Sanders LLP. Underwriters’ counsel will render an opinion as to the validity of the common stock for any underwriters, dealers, purchasers or agents.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to PNM Resources, Inc.’s Annual Report on Form 10K/A for the year ended December 31, 2005, filed August 8, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003, and Financial Accounting Standards Board Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005, the change in actuarial valuation measurement date for the pension plan and other post-retirement benefits from September 30 to December 31 during 2003, PNM Resources, Inc.’s acquisition of TNP Enterprises, Inc. in 2005, and the disclosures regarding the allocation of goodwill among the acquired entities being restated, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting but note the exclusion from Management’s Annual Report on Internal Control Over Financial Reporting of an assessment of the internal control over financial reporting at TNP Enterprises, Inc., and its subsidiaries, which were acquired on June 6, 2005, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LOGO

5,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT
December 6, 2006

Joint Book-Running Managers

Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley

Co-Managers

Banc of America Securities LLC
Citigroup
JPMorgan
Robert W. Baird & Co.
RBC Capital Markets
Wachovia Securities